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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

UDATE.COM, INC. (Name of Issuer)
Common Stock, $.001 par value per share (Title of Class of Securities)
330835 56 1 (CUSIP Number)
David Ellen, Esq. USA Interactive 152 Wets 57th Street New York, NY 10019 (212) 314-7300 (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
December 19, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    ☐.

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        Check the following box if a fee is being paid with this statement    ☐.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons USA Interactive 59-2712887

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 16,324,836
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power N/A
PERSON WITH
	(9)	Sole Dispositive Power N/A

	(10)	Shared Dispositive Power N/A

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,324,836

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒(1)

(13)	Percent of Class Represented by Amount in Row (11) 64.66%

(14)	Type of Reporting Person CO

(1)
Excludes up to approximately 1,602,856 shares of Common Stock that may be acquired upon exercise of Warrants to purchase the issuer's Common Stock, the total number of which varies depending on the date that the Issuer ocnsummates a qualified equity financing.

Item 1.    Security and Issuer.

        This statement on Schedule 13D relates (the "Schedule 13D") to shares of uDate.com, Inc., a Delaware corporation ("uDate"), common stock, $.001 par value per share (the "Common Stock"). The principal executive offices of uDate are located at New Enterprise House, St. Helens Street, Derby DE1 3GY, United Kingdom.

Item 2.    Identity and Background.

        This statement is filed by USA Interactive ("USAi"). USAi and its subsidiaries, via the Internet, the television, and the telephone, engage in the worldwide business of interactivity across electronic retailing, travel services, ticketing services, personals services, local information services, and teleservices. The principal executive offices of USAi are located at 152 West 57th Street, New York, NY 10019.

        Annex A attached to this Schedule 13D contains the following information concerning each director, executive officer and controlling person of USAi: (a) the name and residence or business address; (b) the principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference. To the knowledge of USAi, each of the persons named on Annex A (the "Annex A Persons"), is a United States citizen, other than Mr. Fourtou who is a citizen of France. During the last five years, neither USAi nor any of the Annex A Persons (to the knowledge of USAi) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        Barry Diller, the Chairman and Chief Executive Officer of USAi, Universal Studios, Inc., Liberty Media Corporation, and Vivendi Universal, S.A. are parties to a stockholders agreement (the "USAi Stockholders Agreement") relating to USAi. Mr. Diller's business address is, c/o USAi at 152 West 57th Street, New York, New York 10019. Through his own holdings and the USAi Stockholders Agreement, Mr. Diller has the right, directly or indirectly, to control 69.1% of the outstanding total voting power of USAi. As a result, except with regard to certain specified matters, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of USAi's stockholders. Mr. Diller disclaims beneficial ownership of any shares of uDate stock owned by USAi.

Item 3.    Source and Amount of Funds or Other Consideration.

        No funds of USAi will be used to purchase shares of uDate Common Stock. USAi does not have any economic interest in the shares of uDate Common Stock. USAi may be deemed to have obtained beneficial ownership of uDate Common Stock pursuant to the Stockholders Agreements described below. To USAi's knowledge, no person listed in Annex A has an ownership interest in uDate.

        On December 19, 2002, USAi, Terrence Lee Zehrer and Atlas Trust Company (Jersey) Limited, as trustee for the Internet Investments Inc. Employee Shares Trust (collectively, the "Stockholders") entered into a Stockholders Agreement (the "Stockholders Agreement") as an inducement for USAi to enter into the Merger Agreement discussed in Item 4 and in consideration thereof. USAi has not paid additional consideration to the Stockholders or uDate in connection with the execution and delivery of the Stockholders Agreement.

Item 4.    Purpose of the Transaction.

        (a)-(b)    On December 19, 2002, USAi entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among USAi, Geffen Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of USAi ("Merger Sub"), uDate and, for the purposes of Section 7.8 and Articles X and XI thereof, Terrence Lee Zehrer and Atlas Trust Company (Jersey) Limited, as Trustee of the Internet Investments Inc. Employee Shares Trust. Pursuant to the Merger Agreement, subject to certain conditions, Merger Sub will be merged with and into uDate with uDate continuing as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of USAi (the "Merger"). As a result of the Merger, each issued and outstanding share of uDate Common Stock will be automatically converted into the right to receive .18956 shares (the "Exchange Ratio") of common stock, par value $0.01 per share, of USAi ("USAi Common Stock"). Each outstanding stock option granted under the uDate stock option plans with an exercise price equal to or less than $4.66 shall accelerate and be fully exercisable in full immediately prior to the effective time of the Merger (the "Effective Time"). At the Effective Time, all those options that have not been exercised prior to the Effective Time shall entitle such optionholder, for each share subject to exercise, to receive that number of shares of USAi Common Stock equal to the remainder of (i)(A) .18956 multiplied by (B) the aggregate number of shares underlying such options held by such optionholder minus (ii)(x) the aggregate exercise price of all such optionholder's options divided by (y) $24.60. All options, that have an exercise price greater than $4.66 shall terminate immediately prior to the Effective Time. At the Effective Time, the holder of the warrant (the "Warrant") shall be entitled to receive, in respect of each share of USAi Common Stock subject to the Warrant, a number of shares of USAi Common Stock equal to the remainder of (i)(A) .18956 multiplied by (B) the aggregate number of shares underlying the Warrant minus (ii)(x) the aggregate exercise price of the Warrant divided by (y) $24.60. The consummation of the Merger is subject to the approval of the stockholders of uDate and other customary closing conditions.

        USAi entered into the Stockholders Agreement in connection with the Merger Agreement. Pursuant to the Stockholders Agreement, each of the Stockholders agreed to vote, and has granted to USAi and its successors and assigns, with full power of substitution and resubstitution, an irrevocable proxy and power of attorney to vote, at any meeting of the holders of uDate Common Stock, however called, or in any other circumstance upon which the vote or other approval of holders of uDate Common Stock is sought, his or its shares of uDate Common Stock owned beneficially or of record: (i) in favor of the adoption of the Merger Agreement and any actions required in furtherance of the transactions contemplated thereby; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other material obligation or agreement of uDate under the Merger Agreement; and (iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any Takeover Proposal other than an Takeover Proposal with USAi or any Affiliate thereof and (B) to the extent that such (1) are intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or the Stockholders Agreement or (2) are intended to, or could reasonably be expected to, implement or lead to any Takeover Proposal (other than an Takeover Proposal with USAi or any Affiliate thereof): (I) any change in a majority of the persons who constitute the board of directors of uDate; (II) any change in the present capitalization of the uDate or any amendment of uDate's Certificate of Incorporation or Bylaws; or (III) any other material change in uDate's corporate structure or business.

        In addition to the other covenants and agreements of Stockholder provided for in the Stockholders Agreement, from the date of execution of the Stockholders Agreement until the first to occur of the Effective Time or the termination of the Stockholders Agreement, the Stockholders have agreed that neither of the Stockholders shall enter into any agreement, arrangement or understanding with any Person or entity to take any of the actions described in clause (ii) or (iii) of the foregoing sentence, or the effect of which would be inconsistent with or violate the provisions and agreements contained in the Stockholders Agreement. Nothing in the Stockholders Agreement shall in any way restrict or limit any Stockholder from taking any action in his capacity as a director or officer of uDate or otherwise fulfilling his fiduciary obligations as a director or officer of uDate.

        If the Merger Agreement is terminated pursuant to Section 9.1(f) or 9.1(g) thereof (a "Triggering Termination") and any of a Stockholder's shares are sold, transferred, exchanged, canceled or disposed of in connection with, or as a result of, any Takeover Proposal that is in existence on, or that has been otherwise made prior to, the nine month anniversary of the date of the Triggering Termination (an "Alternative Disposition") then, within three business days after the closing of such Alternative Disposition, such Stockholder shall tender and pay to, or shall cause to be tendered and paid to, USAi, or its designee, in immediately available funds, the Profit realized from such Alternative Disposition. "Profit" means an amount equal to the excess, if any, of (i) the Alternative Transaction Consideration over (ii) the Current Transaction Consideration. "Alternative Transaction Consideration" means all cash, securities, settlement or termination amounts, notes or other debt instruments, and other consideration received or to be received, directly or indirectly, by such Stockholder and his Affiliates in connection with or as a result of such Alternative Disposition or any agreements or arrangements (including, without limitation, any employment agreement (except a bona fide employment agreement pursuant to which such Stockholder is required to devote, and under which such Stockholder in good faith agrees to devote, substantially all of his business time and effort to the performance of executive services for uDate in a manner substantially similar to the current employment arrangements of the uDate's executive officers), consulting agreement, non-competition agreement, confidentiality agreement, settlement agreement and/or release agreement) entered into, directly or indirectly, by such Stockholder or any of his Affiliates as a part of or in connection with the Alternative Disposition or associated Takeover Proposal. "Current Transaction Consideration" means all amounts payable directly or indirectly by USAi to the Stockholder in respect of his Shares, determined based on the average closing price of USAi Common Stock on the NASDAQ National Market System for the seven trading day period ending on the trading day prior to the date of the Triggering Termination.

        The Stockholder Agreement and the irrevocable proxy granted therein terminate: (i) upon the written mutual consent of the parties thereto, (ii) with respect to Sections 2 and 4(a)(v)(B) of the Stockholders Agreement and the Irrevocable Proxy, upon the first to occur of the Effective Time or the Termination Date (both as defined in the Merger Agreement), (iii) with respect to all Sections of the Stockholders Agreement other than Sections 2 and 4(a)(v)(B) thereof and the Irrevocable Proxy, upon compliance by the Stockholders with their obligations arising under the provisions relating to the Triggering Termination, or (iv) automatically and without any required action of the parties hereto, upon the Effective Time.

        (c)  Not applicable.

        (d)  Upon consummation of the Merger, the directors of Merger Sub will be the directors of the Surviving Corporation, to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The current directors of Merger Sub are Dara Khosrowshahi and David Ellen. The officers of the Surviving Corporation shall be the officers of the Merger Sub immediately prior to the consummation of the Merger, until their resignation or removal or until their respective successors are duly elected and qualified.

        (e)  Other than as a result of the Merger described in Item 4(a) above, not applicable.

        (f)    Not applicable.

        (g)  At the Effective Time of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the effective time, shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law. The Bylaws of Merger Sub, as in effect immediately prior to the Effective time, shall be the Bylaws of the Surviving Corporation at the Effective Time.

        (h)-(i)    If the Merger is consummated as planned, uDate Common Stock will be deregistered under the Securities Act of 1933, as amended.

        (j)    Other than described above, USAi currently has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

        (j)    Except as set forth above, none of the Reporting Persons has any present plans or proposals which related to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interests in Securities of the Issuer.

        The information contained in Item 3 and Item 4 and Rows (11) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.

        (a)-(b)    Prior to December 19, 2002, USAi was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of uDate Common Stock. Upon execution of the Stockholders Agreement, USAi may be deemed to have acquired sole voting power (for the purposes described in the Stockholders Agreement) with respect to, and beneficial ownership of, the shares of uDate Common Stock beneficially owned by each of the Stockholders. Based on representations made by the Stockholders in the Stockholders Agreement, the Stockholders subject to the Stockholders Agreement beneficially own 16,324,836 shares of uDate Common Stock. The total number of shares of uDate Common Stock that USAi may be deemed to beneficially own is 16,324,836 shares constituting approximately 64.66% of the total issued and outstanding shares of uDate Common Stock (based on 25,251,163 shares, the number of shares outstanding as of December 19, 2002 as represented by uDate in the Merger Agreement).

        Except as disclosed in this Item 5, none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock of the Issuer.

        (c)  Neither USAi nor, to the knowledge of USAi, any person named in Annex A, has effected any transaction in uDate Common Stock during the past 60 days.

        (d)  To USAi's knowledge, each Stockholder has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of uDate Common Stock owned by such Stockholder and reported by this statement.

        (e)  Not applicable.

        References to, and descriptions of, the Merger Agreement and the Stockholder Agreements as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholders Agreement listed as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D, which are incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of USAi, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the uDate, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit
99.1	Agreement and Plan of Merger, dated as of December 19, 2002, by and among USAi, Geffen Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of USAi ("Merger Sub"), uDate and, for purposes of Section 7.8 and Articles X and XI hereto, Terrence Lee Zehrer and Atlas Trust Company (Jersey) Limited, as Trustee of the Internet Investments Inc. Employee Shares Trust. Pursuant to the Merger Agreement, subject to certain conditions, Merger Sub will be merged with and into uDate with uDate continuing as the surviving corporation and a wholly-owned subsidiary of USAi.
99.2	Stockholders Agreement by and among USAi and each of Terrence Lee Zehrer and Atlas Trust Company (Limited) Jersey, as trustee of the Internet Investments Inc. Employee Shares Trust.
99.3	Press Release issued by USA Interactive, dated December 19, 2002.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2002

USA INTERACTIVE
By:	/s/ DAVID ELLEN
Name: David Ellen Title: Deputy General Counsel and Assistant Secretary

ANNEX A TO SCHEDULE 13D

        Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director, executive officer and controlling person of USAi. The name of each person who is a director of USAi is marked with an asterisk. Mr. Barry Diller is also a controlling of USAi. Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, New York, 10019.

NAME AND BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED
Robert R. Bennett* 12300 Liberty Boulevard Englewood, Colorado 80112	President and Chief Executive Officer, Liberty Media Corporation ("Liberty")	Liberty
Edgar Bronfman, Jr.* 390 Park Avenue New York, New York 10022	Chief Executive Officer, Lexa Partners, LLC	Lexa Partners, LLC
Anne M. Busquet* 1050 Park Avenue New York, New York 10285	President, AMB Adivisors, LLC	AMB Advisors, LLC
Barry Diller*	Chairman and Chief Executive Officer, USA	USA
Jean-Rene Fourtou* 375 Park Avenue New York, New York 10152	Chairman and Chief Executive Officer, Vivendi Universal, S.A. ("Vivendi")	Vivendi
Victor A. Kaufman*	Vice Chairman, USA	USA
Donald R. Keough* 711 Fifth Avenue New York, New York 10022	Chairman of the Board, Allen & Co. Inc.	Allen & Co., Inc. (Investment Banking)
Dara Khosrowshahi	Executive Vice President and Chief Financial Officer, USA	USA
Marie-Josee Kravis* 625 Park Avenue New York, New York 10021	Senior Fellow, Hudson Institute	Hudson Institute
John C. Malone* 12300 Liberty Boulevard Englewood, Colorado 80112	Chairman, Liberty	Liberty
Daniel Marriott	Senior Vice President, Strategic Planning, USA	USA
Julius Genachowski	Executive Vice President, General Counsel and Secretary, USA	USA
Gen. H. Norman Schwarzkopf* 400 North Ashley Street Suite 3050 Tampa, Florida 33602	Retired	N/A
Diane Von Furstenberg* 389 West 12th Street New York, New York 10014	Chairman, Diane Von Furstenberg Studio L.P.	Diane Von Furstenberg Studio L.P. (Fashion Design)

Each person listed above is a citizen of the United States of America, other than Mr. Fourtou who is a citizen of France.

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of the Transaction.
  Item 5. Interests in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to Be Filed as Exhibits.
SIGNATURE
ANNEX A TO SCHEDULE 13D